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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOWARD FEIGENBAUM DBA: SHAREMASTER

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8747 Duval Lane
(No. and Street)

Hemet (City) CA (State) 92545 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathanson, Mark Howard
(Name – *if individual, state last, first, middle name*)

21241 Ventura Blvd. #177 (Address) Woodland Hills (City) CA (State) 91364 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Feigenbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sharemaster, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Howard Feigenbaum
Signature

Owner
Title

SEE ATTACHED NOTARIZED CERTIFICATE
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Riverside

On 2-12-09 (Date) before me, Rachel Ann Pierce, Notary Public (Here Insert Name and Title of the Officer),
personally appeared Howard Feigenbaum (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

RACHEL ANN PIERCE
Commission # 1808580
Notary Public - California
Riverside County
My Comm. Expires Aug 7, 2012

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: NONE

Capacity(ies) Claimed by Signer(s)

Signer's Name: Howard Feigenbaum
- [x] Individual
- [ ] Corporate Officer — Title(s): ______
- [ ] Partner — [ ] Limited [ ] General
- [ ] Attorney in Fact
- [ ] Trustee
- [ ] Guardian or Conservator
- [ ] Other: ______

Signer Is Representing: Self

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- [ ] Individual
- [ ] Corporate Officer — Title(s): ______
- [ ] Partner — [ ] Limited [ ] General
- [ ] Attorney in Fact
- [ ] Trustee
- [ ] Guardian or Conservator
- [ ] Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SHAREMASTER

FINANCIAL STATEMENTS

DECEMBER 31, 2008

CONTENTS

MARK H. NATHANSON
CERTIFIED PUBLIC ACCOUNTANT
21241 VENTURA BOULEVARD, SUITE 177
WOODLAND HILLS, CALIFORNIA 91364

E-MAIL
markncpa@earthlink.net

(818) 716-7248
FAX (818) 716-0951

Howard Feigenbaum
Sharemaster

Independent Auditor's Report

I have audited the accompanying balance sheet of Sharemaster as of December 31, 2008, and the related statements of income, ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sharemaster as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Mark Nathanson
Certified Public Accountant

January 31, 2009

SHAREMASTER
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Cash	$34,982
Accounts receivable	536
TOTAL ASSETS	$35,518
	=======

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	
Accrued expenses	$ 466
OWNERSHIP EQUITY	
Capital	35,052
TOTAL LIABILITIES AND OWNERSHIP EQUITY	$35,518
	=======

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

	AMOUNT	%
SALES	$10,683	100.0
EXPENSES		
Accounting	560	1.0
Advertising	300	.8
Dues	300	.6
Office	3,555	7.3
Outside services	250	.5
Postage	106	.4
Telephone	1,592	3.1
TOTAL EXPENSES	6,663	13.7
NET INCOME	$ 4,020	86.3

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF OWNERSHIP EQUITY
YEAR ENDED DECEMBER 31, 2008

CAPITAL, beginning of year	$30,579
CAPITAL CONTRIBUTED	3,553
NET INCOME	4,020
WITHDRAWLS	< 3,100>
CAPITAL, end of year	$35,052

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 4,020
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable	$ 518	
Increase in accrued expenses	48	
Net provided by operating activities		566
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in owner's draw	<3,100>	
Increase in owner's capital	3,553	
Net cash used by investing activites		453
NET INCREASE IN CASH		5,039
CASH, at beginning of year		29,943
CASH, at end of year		$34,982

See accountant's audit report
and notes to financial statements

SHAREMASTER
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The company is a broker-dealer, and receives commissions in the sale of Mutual funds. The company is located in Hemet, California, and serves primarily, customers in the Los Angeles area.

SHAREMASTER
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2008

There was no Subordinations.

SHAREMASTER
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

Total Assets	$35,518
Less: Liabilities	466
NET CAPITAL	$35,052

SHAREMASTER
REPORT ON INTERNAL CONTROL
YEAR ENDED DECEMBER 31, 2008

I made a study of the practices and procedures followed by the Proprietorship including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Proprietorship is a limited broker dealer and engages in mutual funds and various variable insurance annuity products by application only, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [Designated self-regulatory organization], and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHAREMASTER
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2008

SHAREMASTER'S NET CAPITAL COMPUTATION	$35,518
ACCOUNTANT'S NET CAPITAL COMPUTATION	35,518
DIFFERENCE	$ -

SHAREMASTER
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2008

Sharemaster is in compliance with special provision of rule 15c3-3, and is exempt under the provision (K)(1).

SHAREMASTER
INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2008

The Company is exempt from the rule 15c3-3 as it relates to posession and control requirements required under 15c3-3(k)(1) provisions.